SIMPSON THACHER & BARTLETT LLP

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August 26, 2014

VIA EDGAR

Re:                                   PRA Health Sciences, Inc.
Confidential Draft Registration Statement on Form S-1

Submitted July 17, 2014
CIK No. 0001613859

John Reynolds

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of PRA Health Sciences, Inc. (the “Company”), we hereby confidentially submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft registration statement on Form S-1 confidentially submitted on July 17, 2014 (the “Draft Registration Statement”). The Company has revised Amendment No. 1 in response to the Staff’s comments in its letter dated August 13, 2014 relating to the Draft Registration Statement (the “Comment Letter”) and to reflect the Company’s results for the period ended June 30, 2014 and certain other changes.

In addition, we are providing the following responses to the Staff’s Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

General

1.                                      We will process your amendments without price ranges. As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas not previously commented on.

The Company advises the Staff that it is still in the process of determining an appropriate price range and, as a result, is not yet able to include this information in Amendment No. 1. The Company will provide the price range as promptly as practicable after making such determination and acknowledges that the Staff will need adequate time to review this information once it is provided. The Company confirms that it will provide all remaining information required (except that allowed to be excluded by Rule 430A or as otherwise addressed below) in one or more subsequent pre-effective amendments.

2.                                      Prior to the effectiveness of the company’s registration statement, please ensure that we receive a copy of the letter, or a phone call, from FINRA stating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements.

The Company is aware that the Staff will need a no objection letter from FINRA prior to the effectiveness of the registration statement and will provide the Staff with such letter or a call from FINRA informing the Staff that FINRA has no additional concerns as soon as the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA.

3.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Simultaneously with the filing of Amendment No. 1, the Company is providing the Staff, on a confidential basis, with a copy of the only written communication presented to potential investors in reliance on Section 5(d) of the Securities Act. The Company advises the Staff that, to its knowledge, no research reports in reliance on Section 2(a)(3) of the Securities Act have been published or distributed.

Inside Front Cover

4.                                      Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations (Securities Act Forms) for additional guidance.

The Company advises the Staff that if it elects to include any graphical materials or artwork, it will provide copies of such materials as promptly as practicable in a subsequent filing to allow the Staff sufficient time to review prior to the distribution of preliminary prospectuses.

Market and Industry Data, page i

5.                                      We note your statement that the industry and market data obtained from third-party sources they believe to be reliable but that “neither we nor the underwriters have independently verified market and industry data form third-party sources.” Please add disclosure confirming that the company is responsible for all of the disclosure in the prospectus, as the current disclosure implies you are not responsible for the accuracy of the information you elect to include in your prospectus.

The Company has revised its disclosure on page ii of Amendment No. 1 to confirm that the Company is responsible for all of the disclosure in the prospectus.

Prospectus Summary, page 1

6.                                      We note your 2013 $22 billion “worldwide CRO” market figure 8% compound annual growth rate, and five-year $32 billion market figure. Please supplementally provide us with information substantiating these figures.

The Company advises the Staff that the above-referenced market figures were obtained from page 6 of the Industry Standard Research (“ISR”) Report titled “2014 CRO Market Size Projections; 2012-2018” published in February 2014. A copy of this report is being supplementally submitted to the Staff.

Implications of Being an Emerging Growth Company, page 8

7.                                      Please revise your disclosure to clearly indicate that the company is electing to take advantage of the extended transition period for the implementation of new or revised accounting standards and that you will not comply with new or revised accounting standards until the standard is required for private companies. Also address your position on the implementation of new or revised accounting standards in your risk factor “We are an ‘emerging growth company’ ...” on page 36.

The Company advises the Staff that it currently expects not to take advantage of the extended transition period for the implementation of new or revised accounting standards. The Company submits that it is not helpful to disclose that it does not plan to take advantage of exemptions.

Summary Historical and Pro Forma Financial Data, page 10

8.                                      We note your disclosure of Adjusted EBITDA and Adjusted net income and adjusted net income per diluted share. We note you adjusted to exclude loss on disposal of fixed assets, loss on modification or extinguishment of debt, foreign currency transaction losses and gains, other (expense) income, management fees, stock-based compensation expense, relocation costs, severance costs, debt refinancing costs, acquisition-related costs, and other one-time charges. We also note that you have not reconciled adjusted net income per diluted share to GAAP earnings per share. Please provide the following:

•                                          Clarify the criteria used by management to determine which types of adjustments are not part of your core operating results. It appears many of your adjustments are recurring and part of your routine operations;

The Company has revised its disclosure on page 12 of Amendment No. 1 in response to the Staff’s comment to remove references to “core” operating results, as the applicable adjustments relate to non-operating items. The Company also advises the Staff that although these adjustments may be recurring, their fluctuations from period-to-period do not correspond to changes in our operating results and as such the adjustments are made to facilitate company-to-company comparison.

•                                          Clarify what is included in other one-time charges, adjustment (b);

The Company has revised its disclosure on page 13 to present integration costs and non-cash rent adjustment separately from other-one-time charges. The Company submits that the remaining one-time charges are sufficiently small in amount that additional disclosure would not be incrementally helpful to investors.

•                                          Further clarify how these performance measures are meaningful and useful to facilitate the comparisons of operating performance, and

The Company has revised its disclosure on page 12 of Amendment No. 1 to clarify how the performance measures listed above are meaningful and useful to facilitate the comparisons of operating performance.

•                                          Provide a reconciliation of the adjusted net income per diluted share.

The Company advises the Staff that it presents adjusted net income per diluted share to provide disclosure comparable to net loss per diluted share as presented on page 11 of Amendment No. 1. Adjusted net income per diluted share is calculated by dividing adjusted net income for the specified period by the number of diluted shares that would have been outstanding on a fully diluted basis on the last day of the specified period, which is the same methodology used to calculate net loss per diluted share. Accordingly, the Company submits that it does not believe that a reconciliation presented on a per share basis would provide any incrementally helpful disclosure to investors.

Risk Factors, page 14

9.                                      We note your statement that “the occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may materially and adversely affect our business ....” (emphasis added) Your risk factor section should not address unknown or immaterial risks and you must disclose all material risks. Please revise to delete the noted statements from your prospectus.

The Company has revised its disclosure on page 15 of Amendment No. 1 in response to the Staff’s comment.

Use of Proceeds, page 39

10.                               Please advise us of the percentage of proceeds which will be applied to the use of “general corporate purposes.” We may have further comment.

The Company has determined that it does not expect a material percentage of proceeds to be used for general corporate purposes and has revised its disclosure on pages 9 and 40 of Amendment No. 1 accordingly.

Unaudited Pro Forma Consolidated Financial Statements, page 44

11.                               Please revise your introductory paragraph to describe the “Transactions” and disclose the name of companies acquired and the dates of acquisitions pursuant to Rule 11-02(b)(2) of Regulations S-X.

The Company has revised its disclosure on page 45 of Amendment No. 1 to describe the “Transactions” and disclose the names of companies acquired and the dates of their acquisitions.

Notes to Unaudited Pro Forma consolidated Statements of Operations, page 46

12.                               We note from the footnote (h) on page 47 that you “reflect the adjustments for the benefit from income taxes calculated at an estimated statutory rate of 39.5%.” However the amount of adjustment for the provision for income taxes on page 45 does not appear to be calculated based on 39.5%. Please revise your footnote to further clarify how you derived the amount of adjustment for the provision for income taxes on page 45.

The Company has revised its disclosure on page 49 of Amendment No. 1 to clarify how it derived the amount of adjustment for the provision of income taxes in response to the Staff’s comment.

Management’s Discussion and Analysis, page 51

Overview, page 51

13.                               We note the three types of contractual relationships most common between you and your clients on page 51. Please revise to describe each in detail and clarify which relationship type you have with your top five clients, comprising 30% of your revenue in fiscal year 2013.

The Company has revised its disclosure on pages 54 and 98 of Amendment No. 1 to describe each of the three types of contractual relationships it has with its clients in detail and clarify which relationship type it has with its top five clients in response to the Staff’s comment.

Result of Operations, page 59
Successor 2013 Period and Predecessor 2013 Period Compared to Year Ended
December 31, 2012, page 61

14.                               We note you provide a table in which you combine predecessor and successor periods into a combined 2013 year. Your discussion of results of operations is based on the comparison of this combined 2013 year with predecessor year 2012. We believe it is inappropriate to merely combine predecessor and successor information without reflecting all relevant pro forma adjustments in accordance with Rule 11 of Regulation S-X. Additionally, we note this supplemental discussion can be included in addition to, and not in lieu of the historical MD&A discussion of the results of operations for each of the periods presented. Please revise to include a separate discussion and analysis of the historical results of each statement of operations period presented pursuant to Item 303 of Regulation S-K.

The Company has revised its disclosure on pages 66 - 68 of Amendment No. 1 to remove its presentation of a combined 2013 year in response to the Staff’s comment.

15.                               We note your discussion of effective income tax rate on page 63 “[t]he decrease in the effective tax rate is attributable to a change in [your] foreign exchange rate differential and foreign earnings currently taxes in the U.S. directly related to foreign personal holding company income under Subpart F and deemed dividend including under IRS Section 956.” Please clarify your discussion to describe and discuss why your effective tax rate decreased so an investor can understand your foreign exchange rate differential and your foreign earnings and the impact on your taxes. In addition, discuss the negative 27.8% for “change in liability for uncertain tax positions” as presented in your disclosure of income tax rate reconciliation for the year ended December 31, 2012 on page F-42.

The Company has revised its disclosure on page 68 of Amendment No. 1 in response to the Staff’s comment.

Liquidity and Capital Resources, page 63

16.                               We note your discussion of your senior secured facilities and the senior notes. Please revise to discuss each’s covenants and events of default in greater detail.

The Company has revised its disclosure on pages 72 - 74 of Amendment No. 1 to describe the covenants and events of default for the senior secured facilities and senior notes in greater detail.

17.                               Please revise to clearly disclose any material requirements for capital resources as required by Item 303(a)(2)(i) of Regulation S-K. In addition, discuss any known trends in your capital resources. See Item 303(a)(2)(ii).

The Company advises the Staff that it is not a capital intensive business, and as a result does not have any material commitments for capital expenditures. In addition, there are no material trends, favorable or unfavorable that would require additional disclosure.

18.                               We note from your disclosure that your principal source of liquidity is operating cash flows. We note that you had approximately $58.3 million of cash and cash equivalents as of March 31, 2014. Please also disclose the amount of cash and cash equivalent held at your foreign subsidiaries.

The Company has revised its disclosure on page 68 of Amendment No. 1 to disclose the amount of cash and cash equivalents held at its foreign subsidiaries in response to the Staff’s comment.

Discussion of Cash Flows, page 64

19.                               We note you discuss your cash flows by combining Successor 2013 period and Predecessor 2013 period. Please tell us why combining these two periods without appropriate adjustments is appropriate. In addition, your discussion of operating cash flows should focus on the underlying drivers that contributing to the fluctuations between periods. In this regard, discuss the underlying cause(s) for the increase in your day’s sales outstanding. In addition, explain why your advance billing, accounts payable and other liabilities as presented on your statements of cash flows on page F-9 fluctuated significantly among periods presented. Please revise in your next amendment.

The Company has expanded its disclosure of cash flows on page 69 of Amendment No. 1 in response to the Staff’s comment.

20.                               We note from your disclosure that KKR contributed equity of $454.8 million [page 53] and $13.5 million [page 54] for the acquisitions of PRA and CRI Lifetree, respectively. We also note you present $472 million for the issuance of common stock in your consolidated Statements of Changes in Stockholders’ Equity on page F-8 and $470 million for the proceeds from common stock issued from your consolidated statements of Cash Flows on page F-9. Please revise to reconcile these amounts and disclose number of shares, and the amount received, of each issuance.

The Company has revised its disclosure on page 70 of Amendment No. 1 to reconcile the amounts mentioned above and disclose the number of shares and amount received of each issuance in response to the Staff’s comment.

Long-lived Assets, Goodwill and Indefinite-lived Intangible Assets, page 74

21.                               We note you have a single reportable segment. Please identify your reporting units and tell us how you determined your reporting units (e.g. operating segments or one level below an operating segment) as defined by ASC 350-20-35-33 through 35-38 for the purposes of goodwill impairment testing.

The Company advises the Staff that it has one operating segment (see response to question 40) and three reporting units: Product Registration Services (“PR”), Early Development Services (“EDS”) and Strategic Solutions (“SS”). These reporting units are subject to the oversight of a committee (the “Management Committee”) that is comprised of the Company’s eleven executive vice presidents and represents segment management. The Company’s CEO, the Chief Operating Decision Maker (“CODM”), does not sit on the Management Committee, although the Management Committee itself reports directly to the CODM and advises him with respect to the allocation of enterprise resources. Decisions related to the allocation of such resources rest solely with the CODM, and the Management Committee lacks the authority to override the CODM or make such decisions in his absence without the express consent of the CODM.

The Company considered the guidance in ASC 350 which notes that a reporting unit is an operating segment or one level below an operating segment (component). PR, EDS and SS are the business units that are one level below the Company’s sole operating segment and the Company determined that they meet the definition of “components,” as discrete financial information exists and this information is regularly reviewed by segment management.

Changes in Accounting Firm Relationships, page 76

22.                               Please revise your disclosure to state whether the decision to change accountants was recommended or approved by the Board of Directors. Refer to Item 304 (a)(1)(iii) of Regulation S-K. In addition, include as an exhibit a letter from your former accountant stating whether they agree with your statements made regarding your former accountant. Refer to Item 304(a)(3) of Regulation S-K.

The Company advises the Staff that the Board of Directors has approved the change of accountants. The Company advises the Staff that it has filed a letter from the Company’s former accounting firm stating that it agrees with the

Company’s statements made regarding them as Exhibit 16.1 to Amendment No. 1.

Business, page 78

23.                               Please revise to provide the basis for the following statements, which appear on the given page numbers and elsewhere throughout the prospectus:

•                                          “[w]e are one of the world’s leading global contract research organizations” on page 78;

The Company has revised its disclosure on pages 1, 54 and 87 of Amendment No. 1 to clarify the basis for the statement above is revenue. Management considered revenue data from 2012 for its competitors compiled from SCRIP Intelligence as a basis for this claim. The Company is supplementally submitting a copy of this SCRIP Intelligence report to the Staff.

As noted in the Draft Registration Statement, the CRO industry remains fragmented, with several hundred smaller, limited service providers and a small number of full-service companies with global capabilities. The Company notes that it and RPS were independently among the leading CROs based on revenue in 2012. Management believes the combined business would have been the seventh largest CRO in 2012.

•                                          That oncology, central nervous system, inflammation, respiratory, cardiometabolic and infectious diseases are areas that “are among the largest and highest growth in pharmaceutical development” on page 78; and

The Company has revised its disclosure on pages 1, 3, 4, 54, 87, 90 and 92 to remove references to high-growth therapeutic areas and to remove references to respiratory and cardiometabolic therapeutics. The Company advises the Staff that its reference to oncology, central nervous system, inflammation and infectious disease being among the largest therapeutic areas is based on the total number of drugs in development as of August, 2014, as compiled by Evaluate Pharma.

•                                          “[w]e are one of the largest CROs in the world focused on executing clinical trials on a global basis” on page 78

The Company has revised its disclosure on pages 1, 3, 87 and 90 of Amendment No. 1 to clarify the basis for the statement above is revenue drawn from the SCRIP Intelligence data discussed above.

Market Trends, page 80

24.                               Please revise to provide citations to the market information you discuss from Industry Standard Research.

The Company has revised its disclosure on pages 56 and 89 of Amendment No. 1 to provide citations to the market information from Industry Standard Research.

Our Competitive Strengths, page 81

25.                               Please revise to discuss in greater detail your “field organization,” which you represent is “highly experienced and includes approximately 350 Ph.Ds, 300 medical doctors and 140 doctors of pharmacy worldwide.” Include in your discussion details such as whether you have contractual arrangements with any of them and their role in your business.

The Company has revised its disclosure on page 90 to clarify that the Company’s “field organization” refers to its staff across all practices. The Company does not have any special employment agreements with these members of its staff beyond what is a typical employment arrangement in the countries in which they reside.

26.                               Please provide the research and development disclosure required by Item 101(c)(1)(xi) of Regulation S-K if material.

The Company advises the Staff that it does not have any company-sponsored or customer-sponsored research and development and as a result has not incurred expenses related to research and development over the last three years.

Clients and Suppliers, page 89

27.                               Please revise to identify your largest client who represented 10% of your service revenue.

The Company’s largest client accounted for less than 10% of service revenue and management initially rounded the percentage in the draft registration statement. The Company has revised its disclosure on page 98 of Amendment No. 1 to clarify that the Company does not have a client who accounted for 10% or more of its service revenue. The Company does not believe it needs to identify its largest client since no client accounted for 10% of the Company’s service revenue.

Management, page 94

28.                               Please revise to briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that each director listed should serve in that capacity. See Item 401(e)(1) of Regulation S-K.

The Company has revised its disclosure on page 104 of Amendment No. 1 to describe the specific experience, qualifications, attributes or skills that led to the conclusion that each director listed should serve in that capacity.

29.                               Please revise to provide the beginning and end dates for each officer and director’s employment required to be disclosed pursuant to Item 401(e)(1). For instance, it is unclear how long Mr. Satvat has served on the board of directors for Coherus BioSciences or was employed with Apax Partners.

The Company has revised its disclosure on pages 103 and 104 of Amendment No. 1 to provide the beginning and end dates for each officer and director’s employment.

Certain Relationships and Related Person Transactions, page 111

30.                               Revise to provide all disclosure required by Item 404 of Regulation S-K for the transactions set forth under this heading or advise. For instance, it is unclear with whom you entered into letter agreements pursuant to which certain members of management agreed to invest in your stock and what the approximate dollar value of the transaction is. In addition, we note your disclosure on page 53 that KKR contributed $454.8 million in equity to the company.

The Company has revised its disclosure on pages 120 - 123 of Amendment No. 1 to provide additional disclosure regarding related party transactions in response to the Staff’s comment.

31.                               Please revise to disclose the material terms of your arrangements with your executive officers. In addition, please advise us whether Exhibit 10.2 reflects the arrangements set forth under this heading on page 111. We may have further comment.

The Company has revised its disclosure on pages 120 and 121 of Amendment No. 1 to provide additional disclosure regarding arrangements with executive officers in response to the Staff’s comment. The Company advises that Staff that, as described in such additional disclosure, the arrangements set forth under the heading “Arrangements with our Executive Officers” are reflected in the Management Stockholders Agreement filed as Exhibit 4.2 to Amendment No. 1 and the Sale Participation Agreement filed as Exhibit 4.3 to Amendment No. 1.

32.                               We note that in PRA Global Holdings, Inc. Notes to Consolidated Financial Statements - Note 19 the company paid KKR underwriter fees and transaction fees of $0.7 million and $0.9 million from September 23, 2013 to December 31, 2013. Please advise us where these fees are addressed in your Item 404 disclosure.

The Company has revised its disclosure on page 123 of Amendment No. 1 to provide additional disclosure regarding payments to KKR Capital Markets in response to the Staff’s comment.

Index to Consolidated Financial Statements, page F-1

33.                               Please update your financial statements and related disclosures, as applicable, pursuant to Rule 3-12 of Regulation S-X in your next amendment.

The Company has updated its financial statements to include its results for the six months ended June 30, 2014. In addition, the Company will continue to update its financial statements as applicable in subsequent filings of Form S-1.

34.                               To the extent your revise your annual financial statements and related footnotes in response to our comments, please also revise your interim financial statements, to the extent applicable.

The Company has revised the interim financial statements on pages 11, 12, 13, 14, 51, 52, 53, 62 and 64 in response to the Staff’s comment.

35.                               We note from your disclosures on page 53 that on December 19, 2013, Pinnacle Holdco Parent, Inc. changed its name to PRA Global Holdings, Inc. and on July 10, 2014, PRA Global Holdings, Inc. changed its name to PRA Health Sciences, Inc. We also note from your disclosure on page 5 that you state “PRA Health Sciences, Inc. was incorporated in Delaware in June 2013.” Please clarify your disclosures and explain whether PRA Health Sciences Inc. was an operating company and describe the transaction that merged PRA Global Holdings, Inc. and PRA Health Sciences, Inc. If there was a merger, tell us how you accounted for the merger and how you evaluated whether the consolidated financial statements of PRA Health Sciences, Inc. need to be presented in the filing.

The Company advises the Staff that PRA Health Sciences, Inc. was originally incorporated under the name “Pinnacle Holdco Parent, Inc.” in Delaware in June 2013 for purposes of acquiring PRA Holdings, Inc. pursuant to the PRA Acquisition and subsequently changed its name to PRA Global Holdings, Inc. on December 19, 2013. On July 10, 2014, PRA Global Holdings, Inc. changed its name to PRA Health Sciences, Inc. The Company has not engaged in any mergers other than those described in the Draft Registration Statement. The Company has revised its disclosure on pages 5 and 6 of Amendment No. 1 to clarify that PRA Health Sciences, Inc. was incorporated under the name Pinnacle Holdco Parent, Inc. Additionally, the Company has updated the annual and quarterly financial statements to PRA Health Sciences, Inc. (with appropriate disclosure) to avoid potential confusion to investors.

36.                               We note from page 9 that you intend to give effect to a reverse split of your shares of common stock prior to your offering. To the extent that you give effect to the stock split prior to the effectiveness of the registration statement, please:

•                                          Confirm that you will revise to give retroactive effect to the reverse stock split in the historical financial statements pursuant to SAB Topic 4C,

The Company advises the Staff that it will revise its historical financial statements to give retroactive effect to the reverse stock split when the split is presented in a subsequent pre-effective amendment to the Draft Registration Statement.

•                                          Obtain a report from your auditor which includes the standard report preceded by a preamble indicating that the split has not occurred, but when it does, the auditor expects to be in a position to issue the audit report and;

The Company advises the Staff that if its Board of Directors has approved the reverse stock split and such split has not occurred prior to the filing of an amended S-1, the Company’s auditor is prepared to comply with the request by the Staff.

•                                          Tell us how you intend to present the split in your capitalization table at page 41.

The Company does not intend to present the split in its capitalization table, except to the extent necessary to reflect changes in the number of issued and outstanding shares on an as adjusted basis. The split is not expected to impact any of the lines in the capitalization table.

Notes to Consolidated Financial Statements, page F-10
(2) Business Combination, page F-10

37.                               We note that you are amortizing your customer relationships obtained from the acquisitions of PRA, RPS and ClinStar based on a period of 23 years, 13 years, and 21 years, respectively. These periods appear longer than the customer relationship periods used by your competitors and RPS prior to the acquisition. Please tell us in detail your basis in determining the amortization periods of these assets. In addition, revise to disclose the years used to amortize the customer relationships obtained from the acquisition of CRI Lifetree.

Herein we discuss the approach utilized to estimate the weighted average useful life for customer relationships for PRA, RPS and ClinStar.  We note the acquired customer relationships are being amortized based on an assessment of the pattern of economic benefits consistent with the pattern of economic benefits utilized in estimating the acquisition date(s) fair value of the acquired customer relationships.

PRA Customer Life

The average customer life for each of PRA’s customers was primarily determined by examining historical annual revenue by customer from 2008 through 2012.  The historical annual revenue by customer was analyzed to estimate an annual revenue retention rate (i.e., the inverse of the annual attrition rate) which was utilized to (1) determine the customer relationship lifing curve (which decays as a constant percent of revenue), and (2) as an input to determine the fair value of the customer relationships.

For the customer relationship analyses, the Company classified customers into five categories when determining the annual revenue retention rate as well as estimating the fair value of the customer relationships. Based on the historical lifing curve of the customers, the primary customer categories are expected to contribute meaningful cash flow to the Company through 2037 resulting in a weighted average economic life of approximately 23 years for the Company’s total customer base. The details of the estimation of the weighted average economic life for PRA customer relationships (excluding Clinstar customer relationships as Clinstar is presented separately below) is included in the following table:

Customer Category	Concluded Fair Value	Weight	Selected Customer Retention Rate	Annual Attrition Rate (1- Retention Rate)	Number of Years Utilized to Determine Fair Value	Weighted Life
A	199,600	56%	95%	5%	24.27	14
B	6,200	2%	55%	45%	12.27	0
C	30,500	9%	85%	15%	18.27	2
D	59,600	17%	90%	10%	20.27	3
E	60,500	17%	95%	5%	24.27	4

Total	356,400	100%				23

RPS Customer Life

Similar to PRA, the average customer life for each of RPS’ customers was primarily determined by examining historical annual revenue by customer from 2009 through 2012.  The Company analyzed the historical annual revenue by customer to estimate an annual revenue retention rate.  The Company classified customers into two categories, Strategic Solutions and Full Service, when determining the annual revenue retention rate as well as estimating the fair value of the customer relationships. As a result of the historical lifing curve, the Strategic Solutions customers are expected to contribute meaningful cash flow through 2026 while cash flow from existing Full Service customers is expected to continue through 2033. The result is a weighted average economic life of approximately 13 years.  The details of the estimation of the weighted average economic life for RPS customer relationships is included in the following table:

Customer Category	Concluded Fair Value	Weight	Selected Customer Retention Rate	Annual Attrition Rate (1- Retention Rate)	Number of Years Utilized to Determine Fair Value	Weighted Life

Strategic
Solutions	19,000	95%	80%	20%	12.27	12
Full Service	900	5%	85%	15%	20.27	1

Total	19,900	100%				13

ClinStar Customer Life

Similar to PRA, ClinStar’s customers have exhibited small historical attrition over the period 2009 to 2012 which supports a long relationship life into the future. The Company classified customers into two categories when determining the annual revenue retention rate as well as estimating the fair value of the customer relationships.  Specifically, historical customer sales data from 2009 to 2012 indicates that less than 5% of existing customer revenue was lost annually. Based on the historical lifing curve, the Category A customers are expected to contribute meaningful cash flow to ClinStar through 2037 whereas Category B are expected to contribute through 2033, resulting in a weighted average economic life of just over 20 years.  The details of the estimation of the weighted average economic life for ClinStar’s customer relationships is included in the following table:

			Selected		Number of
			Customer	Annual Attrition	Years Utilized
Customer	Concluded		Retention	Rate (1-	to Determine	Weighted
Category	Fair Value	Weight	Rate	Retention Rate)	Fair Value	Life
A	5,800	25%	95%	5%	24.27	6
B	17,000	75%	95%	5%	20.27	15

Total	22,800	100%				21

Amortization

As a result of what is discussed above, the Company believes the amortization periods used to amortize customer relationships is appropriate as it matches the pattern of cash flows expected to be received over the life of the customer relationships and the amortization period was estimated based on the number of years utilized to estimate the fair value of the PRA, RPS and ClinStar customer relationships.

CRI Lifetree

The Company has revised its disclosure on page F-14 and F-59 of Amendment No. 1 to disclose the years used to preliminarily amortize the intangible assets obtained from the acquisition of CRI Lifetree.

Acquisition by KKR, page F-10

38.                               We note from pages F-11 and F-13 that you recorded approximately $882.8 million and $157.6 million of goodwill, respectively. Please address the following points:

•                                          We note you attribute the expected growth rates and profitability to the recognition of goodwill. Please revise to discuss what factors you consider to drive the expected growth rates and profitability.

The Company has revised its disclosure on page F-11, F-12, F-56 and F-57 of Amendment No. 1 to discuss what factors it considers to drive the expected growth rates and profitability.

•                                          It appears that you have allocated a significant portion of the purchase price to goodwill. Please tell us any intangible assets included in goodwill that do not meet the criteria for recognition apart from goodwill.

The Company advises the Staff that a portion of the goodwill balance is attributable to assembled workforce, which does not meet the criteria for recognition apart from goodwill.

39.                               We note from page F-12 that your gross purchase price of approximately $1.4 billion was reduced by the Predecessor Company outstanding debt of approximately $0.6 billion and assumed transaction costs of approximately $0.05 billion, resulting in a net purchase price of approximately $0.8 billion. Please clarify why the predecessor Company outstanding debt and the assumed transaction costs reduced your gross purchase price to derive a net purchase price and the relevance of this measure. Also address the similar disclosures on page F-13 for the acquisition of RPS.

The Company advises the Staff that the intention of disclosing the above-described information was solely to reconcile the applicable gross purchase price to the amount of cash used in investing activities disclosed in the consolidated statement of cash flows. Since these disclosures are not required by GAAP, the Company has elected to remove the disclosure in order to avoid confusion when reading its consolidated financial statements. Accordingly, the Company has revised its disclosure on pages F-12, F-13, F-57 and F-58 of Amendment No. 1.

(4) Significant Accounting Policies, page F-18
Reportable Segments, page F-19

40.                               We note from page 78 that you provide your services through your global clinical development platform including more than 75 offices across North America, Europe, Asia, Latin America, South Africa, Australia and the Middle East and more than 10,000 employees worldwide. We also note your disclosures indicating that your operations consist of one reportable segment. Please address the following points:

•                                          Tell us your operating segments and explain how you determined an operating segment in consideration of the guidance in ASC 280-10-50-1 through 50-9 in making determination;

The Company advises the staff that it has concluded that it has one operating segment.

As more fully described in question 21, the Company has concluded that its CEO is its CODM. In order to perform an evaluation of operating segments, the Company first identified the financial report(s) reviewed by the CODM on a regular basis when evaluating operating results. The CEO receives a Flash Report (“Flash Report”) on a monthly basis and relies upon the information within the Flash Report to make key decisions in allocating resources and assessing the Company’s performance at a consolidated business level. Although the Flash Report includes multiple financial and operating metrics that are reviewed by the CODM, the key financial measure assessed when evaluating the Company’s performance is Adjusted EBITDA and there is no operating profit/loss data provided to the CEO/CODM below the consolidated level.

ASC 280-10-50-1 defines an operating segment as a component of a public entity that has all of the following characteristics:

a.                                      It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.                                      Its operating results are regularly reviewed by the public entity’s CODM to make decisions about resources to be allocated to the segment and assess its performance.

c.                                       Its discrete financial information is available.

The Company’s consideration of these three characteristics is outlined in the following table:

	PR	EDS	SS
Characteristic 1: Earns revenue and incurs expenses	Yes	Yes	Yes
Characteristic 2:	A	A	A

Operating results reviewed by CODM
Characteristic 3: Discrete financial information is available	A	A	A

A — The Flash Report is reviewed by the CEO / CODM and the Board of Directors each month. This report presents PR, EDS and SS revenue, and certain operational metrics for PR and EDS (backlog, utilization, billable hours, etc.) separately; however, all other financial operating profit data, including gross margin and Adjusted EBITDA, is combined. Therefore, discrete financial information is not provided to the CEO/CODM and operating results of PR, EDS and SS are not reviewed by the CEO/CODM.

Based on an analysis of the above criteria, the Company’s management determined that a single operating segment exists. Although service revenue is presented separately for PR, EDS and SS, expenses for PR, EDS and SS are not presented separately for each business unit in the CODM Flash Report. Since the CODM receives operating results for PR, EDS, and SS as a whole, management has concluded that the Company has a one operating segment.

As the Company concluded that only one operating segment exists, this operating segment will also represent the Company’s sole reporting segment.

•                                          Tell us how you considered the changes in your business with the several major acquisitions and the impact they had in identifying your operating segments.

The Company advises the Staff that since the CEO/CODM does not review a measure of operating profit/loss below the consolidated level, the acquisition did not have an impact on its operating segments. However, the Company has concluded that its largest acquisition, RPS, resulted in a new reporting unit (SS). The results of the Company’s remaining acquisitions, ClinStar and CRI Lifetree, are not separately reviewed by the Company’s Management Committee. Financial information related to ClinStar and CRI Lifetree are combined with those of the Company’s PR and EDS reporting units, respectively.

•                                          To the extent that you identified multiple operating segments and have aggregated them into a single reportable segment, provide us with an analysis that clearly demonstrates that the operating segments have similar economic characteristics and are similar in each of the five areas listed at ASC 280-10-50-11(a) through (e). In addition, revise your disclosure to indicate you aggregate your operating segments.

The Company advises the Staff that it has concluded it has one operating segment.

Revenue Recognition, page F-23

41.                               We note you recognize revenue for the services provided on fixed-fee contracts based on the proportional performance methodology and record adjustments to revenue resulting from revisions being recorded on a cumulative basis in the period in which the revisions are first identified. Please address the following points:

•                                          Tell us the amounts of adjustments for each period presented and to the extent material, please provide disclosure for the effect of adjustments pursuant to ASC 25010-50-4.

The Company advises the Staff that the adjustments recorded to revenue from revisions being recorded on cumulative basis in the period in which the revisions are identified are driven at the individual contract level and the Company believes that the disclosure requirements of ASC 250 10-50-4 are also derived from the individual contract level and not in the aggregate. The Company has analyzed the adjustments in the applicable period and notes that the adjustments are not material on an individual contract basis and therefore concludes that disclosure is not required.

•                                          We note from page F-33 you had $5.170 million for unfavorable contracts as of December 31, 2013. Tell us whether these unfavorable contracts will result in any anticipate losses. To the extent these contracts will result in anticipated losses, disclose the amounts and where you present the provision for loss in your consolidated statements of operations. Refer to ASC 605-35-45-1 through 45-2.

The Company advises the Staff that the $5.2 million included as unfavorable contracts as of December 31, 2013 in the Company’s consolidated financial statements is the amount of anticipated losses it expects to incur on contracts acquired in connection with the acquisition of RPS Parent Holding Corp. These costs were initially recorded through goodwill as part of the purchase price allocation and the Company expects the subsequent reversal of these costs through direct costs in its consolidated financial statements. These costs were included in accrued expenses in RPS’s purchase price allocation included on page F-12.

•                                          We note from your disclosure on page F-20 that unbilled services represent amounts earned for services that have been rendered but for which clients have not been billed. Please clarify whether there were any billings in excess of costs and recognized income for the periods presented and tell us how you present, if any, billings in excess of costs and recognized income in your financial statements. Refer to ASC 605-35-45-3

The Company advises the Staff that billings in excess of recognized revenue are included in advanced billings on the face of the applicable consolidated balance sheets.

42.                               We note your disclosure that a majority of your contracts undergo modifications and most of your contracts can be terminated by the client either immediately or after a specified period following notice. We also note that you have a history of contract cancellations specifically your disclosure on page 52 that you had $223.3 million and $294.3 million of contract cancellation during the years ended December 31, 2013 and 2012, respectively. Tell us if these are fixed fee contracts and if so, how you estimate the total contract costs through completion when the client contracts can be modified or terminated by the client immediately. Please explain and further clarify your accounting policy to address how these contract modifications and cancellations do not require a significant adjustment upon modification and cancellation.

The Company advises the Staff that the referenced contracts are priced on a fixed-fee basis. At the outset of each contract, the Company estimates the hours and associated costs to be incurred under the contract with the assumption that the contract will run through the end of the stated term (or until the stated services have been rendered). Revenue is recognized using the proportional performance method of accounting based on these assumptions as the Company does not believe that the clients’ ability to modify or terminate the arrangement ultimately affects its ability to recognize revenue under such methodology. Said differently, the Company believes it can measure performance rendered under the arrangement and the associated revenue as the client receives the benefit of the work performed as the services are rendered. This is supported by the Company’s contract termination provisions which provide that the Company is able to bill for partial completion in the event of termination to ensure that a loss in not incurred by the Company. Thus, the client is obligated to pay for the services as they are rendered. The Company notes that upon notification from clients that they wish to terminate or modify a study, a revised forecast of the study is completed immediately to reforecast the effort required to complete the study through wind-down. Any effort that will not be required is removed from the contracted cost-to-complete. In addition, the reduced effort is removed from the contract value in order to calculate the appropriate amount of revenue to be recognized on the proportional performance basis. As the Company is only recognizing revenue to which it would be entitled (and for which the client has received commensurate benefit) upon a contract termination, significant revenue adjustments generally do not occur upon contract termination or modification.

The Company advises the Staff that it believes its disclosure provides adequate disclosure regarding its rationale for why revenue does not require significant adjustment upon cancellation of a contract.

(14) Income Taxes, page F-41

43.                               We note from your disclosures on page F-44 that you recorded a tax liability for the effect of repatriating a portion of the undistributed earnings of your foreign subsidiaries. Please disclose the estimated amount of such tax liability.

The Company has revised its disclosure on page F-43 of Amendment No. 1 to disclose the estimated amount of the tax liability for the effect of repatriating a portion of the undistributed earnings of its foreign subsidiaries in response to the Staff’s comment.

44.                               We note you disclose that it is not practicable to estimate the tax liability for those undistributed earnings of your foreign subsidiaries that are not considered repatriated to the US. Please revise to disclose the amounts of undistributed earnings of your foreign subsidiaries for the periods presented. In addition, disclose a statement why the determination of tax liability is not practicable.

The Company has revised its disclosure on page F-43 of Amendment No. 1 to disclose the amounts of undistributed earnings of its foreign subsidiaries for the periods presented and explain why the determination of tax liability is not practicable in response to the Staff’s comment.

(18) Derivatives, page F-47

45.                               Please clarify your disclosure on page F-48 that your interest rate swaps and interest rate cap are effective on September 23, 2015 and September 23, 2014, respectively.

The Company has revised its disclosure on page F-47 of Amendment No. 1 in response to the Staff’s comment to clarify that the referenced disclosure is forward-looking. Specifically, the Company’s interest rate swaps will begin on September 23, 2015 and its interest rate cap will begin on September 23, 2014.

The Company was using the term “effective” to disclose the start of the applicable contract and not to refer to the effectiveness of the derivative.

(20) Operations by Geographic Area, page F-49

46.                               We note you only provide information about geographic areas and do not provide information about products and services. We also note from your disclosures on page 78 that you provide different types of services to your clients, such as traditional project-based Phase I through Phase IV services, embedded and functional outsourcing services and clinical development services, etc. Please revise your footnote to disclose the revenues for each type of these services for the periods presented to the extent it is practicable to do so. Refer to ASC 280-10-50-40.

The Company advises the Staff that ASC 280-10-50-40 requires disclosure of revenue from external customers for each service or each group of similar services unless it is impracticable and the Company has concluded that each of its services are similar. The services provided by EDS, PR and SS are similar in that the nature of the service is predominately focused on the execution, monitoring and advancement of clinical trials.  For example, PR, EDS and SS each provide a full range of services that include project management, feasibility assessment, study design and implementation of protocols, among others.  In addition, the customers that each business unit services are similar in that they are in the biotechnology or pharmaceutical industry. As a result, the Company believes additional disclosures for services are not necessary.

Exhibits

47.                               We note that you will be filing several exhibits with future amendment(s), including your underwriting agreement and legality opinion. Please note that it will take time for the Staff to review these documents, once filed, and that we may have comment(s).

The Company is aware that the Staff will take time to review exhibits and may have comments on exhibits. The Company has filed certain of the exhibits with this submission and will file the remaining exhibits as promptly as practicable in a subsequent pre-effective amendment to the Draft Registration Statement.

* * * * * * *

Please do not hesitate to call me at (212) 455-2812 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Richard A. Fenyes, Esq.

Richard A. Fenyes, Esq.

cc: Securities and Exchange Commission
Steve Lo Nasreen Mohammad Erin Wilson David Link

PRA Health Sciences, Inc.
Timothy McClain

Latham & Watkins LLP
Marc Jaffe
Rachel Sheridan